UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: January, 2019

Commission File Number: 001-38403

CRONOS GROUP INC.

(Name of registrant)

720 King Street W., Suite 320

Toronto, Ontario

M5V 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GROUP INC.

Date: January 18, 2019	By:	/s/ Michael Gorenstein
	Name:	Michael Gorenstein
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Management Information Circular for the Special Meeting of Shareholders to be Held on February 21, 2019, dated December 31, 2018

99.2	Form of Proxy

99.3	Certificate of Abridgement, dated January 18, 2019

99.4	News release dated January 18, 2019 – “Cronos Group Inc. Announces Mailing of Meeting Materials in Connection with Upcoming Special Meeting of Shareholders”